FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2002

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650 701 West Georgia Street Vancouver British Columbia Canada V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           X              Form 40-F

Please note that pursuant to Rule 12g3-2(d)(l) this registrant being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

___

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

By:

Parkash K. Athwal

Vice President Finance & CFO

Date:

October 31 2002

BY FACSIMILE  (416) 947 4398

October 31 2002

ORIGINAL TO FOLLOW BY MAIL

The Toronto Stock Exchange

Attention:  Issuer Bid Reporting Market Policy Section

2 First Canadian Place

Toronto ON M5X 1J2

Dear Sirs:

Re:  Southwestern Resources Corp. (SWG-T)

Pursuant to The Exchange s Policy regarding Normal Course Issuer Bids we are pleased to report the following transactions:

Dates of purchases	# of shares purchased	Average price paid $	Status of shares

October 9 2002	1 000	2.25	Hold for possible resale

Total shares purchased during October 2002	1 000

Southwestern has purchased to date a total of 181 300 under the current plan (which commenced December 27 2001) and holds 658 200 shares for possible resale.

Should you have any questions please do not hesitate to contact the undersigned.

Yours truly

SOUTHWESTERN RESOURCES CORP.

Thomas W. Beattie

Vice President Corporate Development

Form:1	CHANGE IN OUTSTANDING AND RESERVED SECURITIES

WHEN TO FILE:

Within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred (including a reduction in such number that results from a cancellation or redemption of securities). If no such change has occurred a nil report should be filed.

HOW:	For Companies Reporting to the Toronto TSE Office: Via fax to 416.947.4547 or via email to companyreg@tse.com
	For Companies Reporting to the Montreal TSE Office: Via fax to 514.871.3533 or via email to companyreg@tse.com

QUESTIONS:

For Companies Reporting to the Toronto TSE Office:
Email companyreg@tse.com or contact the TSE Company Reporting representative who is responsible for the Company (based on the first letter(s) of the Company’s name) as follows:

	Company Name	Phone
	A – Em	416.947.4538
	En – N	416.947.4504
	O – Z	416.947.4616

	For all Companies Reporting to the Montreal TSE Office: Call 514.871.7874

NOTE:

The Company may customize the form to ensure that the charts below contain all applicable information relating to the issuer. Each share compensation arrangement which involves the issuance of treasury securities must have its own chart.

	This Form replaces the “Changes in Capital Structure” form.

Although the Closing Issued and Outstanding Share Balance figure to be entered on the last line of Section A of this Form will be posted on the TSE website no other information provided by the Company in this Form will be made available for public view.

FORM:1	Company Name:	SOUTHWESTERN RESOURCES CORP.	Stock Symbol:	SWG-T

ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
Issued and Outstanding – Opening Balance*	15 801 396
ADD:	Stock Options Exercised
Share Purchase Plan
Dividend Reinvestment Plan
Exercise Warrants
Private Placement
Conversion
Other Issuance (provide description):
SUBTRACT:	Issuer Bid Purchase (see attachment)	(1 000)
Redemption
Other Cancellation (provide description)
Closing Issued and Outstanding Share Balance*	15 800 396

NOTE: If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as “internally-held securities”) such internally-held securities must not be counted as “issued and outstanding.”

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger amalgamation arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
A.	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Pre-Plan
	Stock Options Outstanding — Opening Balance				604 500
Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date for reasons other than termination of employment or natural expiry the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

Stock Option Outstanding — Closing Balance	604 500

C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Post-Plan
	Stock Options Outstanding — Opening Balance				1 057 500
Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

*

Stock Options are subject to shareholder and regulatory approval.  Shareholder approval will be requested at the Company’s 2003 Annual General Meeting .

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date for reasons other than termination of employment or natural expiry the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

Stock Option Outstanding — Closing Balance	1 661 500

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period		500
	Additional shares Listed Pursuant to the Plan (ADD)
	Stock Options Granted (SUBTRACT)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period		500

All information reported in this Form is for the month of November 2002

Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Thomas W. Beattie
PHONE / EMAIL	(604) 669 2525 - tbeattie@swgold.com
DATE	October 31 2002

FORM 55-102F6              INSIDER REPORT

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia Alberta Saskatchewan Manitoba Ontario Quebec Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER:

 1

DATE OF LAST REPORT FILED:        DD – 05        MM – 19       YY – 02

CHANGE IN RELATIONSHIP FROM LAST REPORT:        YES      X  NO

IF INITIAL REPORT DATE ON WHICH YOU BECAME AN INSIDER:  N/A

BOX 3. NAME ADDRESS AND TELEPHONE NUMBER OF THE INSIDER

FAMILY NAME OR CORPORATE NAME

SOUTHWESTERN RESOURCES CORP.

GIVEN NAMES

NO.

STREET

APT.

701

West Georgia Street

1650

CITY

VANCOUVER

PROVINCE

POSTAL CODE

British Columbia

V7Y 1C6

BUSINESS TELEPHONE NUMBER

604-669-2525

BUSINESS FAX NUMBER

604-688-5175

CHANGE IN NAME ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT:        YES      X  NO

BOX 4. JURSIDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

  X   ALBERTA

  X   ONTARIO

  X   BRITISH COLUMBIA

        QUEBEC

        MANITOBA

        SASKATCHEWAN

        NEWFOUNDLAND

        NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (If initial report complete sections A D E and F only)

A	B					C				D	E	F
						TRANSACTIONS

DESGNATION OF CLASS OF SECURIITES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DD	DATE MM	YY	NATURE	NUMBER/ VALUE ACQUIRED	NUMBER/ VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT/ INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WEHRE OWNERSHIP IS INDIRECT OR DIRECTION IS EXERCISED
Common Shares	657 200	09	10	02	10	1 000		2.25		658 200	1

BOX 6. REMARKS

The insider purchased 3 000 000 units each unit consisted of one common share and one non-transferable share purchase warrant with each whole warrant entitling the holder thereof to purchase one common share of Maxy at a price of $0.25 per share within two years of closing.

BOX 7. SIGNATURE

The undersigned certifies that the information given in this report is true and complete in every respect.  It is an offence to submit information that in a material aspect and at the time and in the light of the circumstances in which it is submitted is misleading or untrue.

NAME

SIGNATURE

DD

MM

YY

Parkash K. Athwal

DATE OF THIS REPORT:  31

10

02

Vice President Corporate Dev.

ATTACHMENT               YES      X  NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts.  The terminology used is generic to accommodate the various Act.

CORRESPONDENCE       X  ENGLISH           FRENCH

NEW GOLD DISCOVERIES DRILLING TO COMMENCE

AT BOKA 1 ZONE YUNNAN PROVINCE CHINA

October 07 2002

Vancouver B.C. – Southwestern Resources Corp. (SWG-TSE) is pleased to announce that a first phase diamond drilling program of 1500 metres will commence shortly at the Boka 1 gold zone located in Yunnan Province southern China.  The Boka Gold Project is a joint venture between the Company and Team 209 of Yunnan Nuclear Industry.  The partners have recently applied for new exploration concessions bringing the total area covered to 190 square kilometres with application for a further 200 square kilometres planned.

Boka 1 is part of a significant gold province where the Company and its partner have now identified 10 separate areas of high grade gold mineralization within Middle Proterozoic sediments along extensive north-south trending rift-related structures (see previous News Release September 03 2002). Mineralization is confined to unique stratigraphy and soil sample results have clearly shown that the Boka Gold System extends for 20 kilometres in a north-south direction parallel to this stratigraphy.  Ground follow-up of the first two soil anomalies has resulted in the discovery of two new gold zones.  These zones are located six kilometres south and one kilometre northeast of Boka 1.  Numerous soil anomalies have yet to be followed up.

Boka 1 has been traced for 1200 metres in a north-south direction along strike is exposed over a 150 metre vertical extent and has been explored by 36 tunnels confirming a width of 200 metres and is open to the east.  Present exploration and small scale mining is concentrating on a 600 metre portion of the Boka 1 zone. The average grade of the zone being mined is 9 grams per tonne gold.  Three new tunnels are being excavated by the Joint Venture to potentially extend the known width by a further 150 metres.  The initial drilling program will focus on this portion of the Boka 1 zone.

The Boka Gold Joint Venture which is subject to TSX acceptance is conducting an extensive exploration program including tunneling surveying of existing tunnels detailed sampling of tunnels preliminary metallurgical testing detailed trenching soil sampling and geological mapping.

QUALITY CONTROL

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of the tunnel samples and the drill core.  Samples are crushed to minus 80 mesh and pulverized to minus 200mesh at Team 209’s sample preparation lab.  The Company has inspected the laboratory facility and found its procedures to meet with industry standards.

The pulps are sent to the Longfang Institute of Geochemical and Geophysical Exploration a well regarded analytical laboratory in Longfang Hebei Province approximately 60 kilometres from Beijing.  Samples are digested in an aqua regia acid digestion and gold silver copper nickel arsenic antimony and bismuth are analyzed by atomic absorption.

Field duplicates and pulp duplicates are routinely analyzed for precision and the Company plans to ship core for preparation and check assay at ALS Chemex in Vancouver BC.  ALS Chemex is an ISO 9002 registered laboratory and is preparing for ISO 17025 certification.

The Company is preparing an information package including maps which will be posted shortly on our website.

Southwestern Resources Corporation is exploring in several countries for precious and base metals.  The Company has a number of significant joint ventures.  Southwestern also explores for diamonds through its 39% owned affiliate Canabrava Diamond Corporation.

Some of the statements in this news release contain forward-looking information which involves inherent risk and uncertainty affecting the business of the Company.  Actual results may differ materially from those currently anticipated in such statements.

For more information please contact:

John G. Paterson President or

Daniel G. Innes VP Exploration

Southwestern Resources Corp.

1650 – 701 West Georgia Street

Vancouver BC  V7Y 1C6 Canada

Tel. (604) 669-2525/Fax (604) 688-5175

Web site: http://www.swgold.com

e-mail: info@swgold.com